Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31st 2014, Rio Alto Mining Limited

1. I, Ian Dreyer, am the Corporate Development Geologist of Rio Alto Mining.

2. I am a Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from Curtin University, Perth, Western Australia with a B. App.Sc (Geology) degree in 1982.

3. I have practiced my profession continuously since 1988. I have been directly involved in the mining, exploration and evaluation on three continents in a variety of mineral commodities.

4. I have visited the property regularly and on numerous occasions during 2014.

5. I am responsible for Sections 11, 12 and 14 of this report.

6. I am co responsible for Sections 1, 25 and 26 of this report.

7. I am not independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43-101.

8. I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February 2015 at Lima, Peru.

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Ian Dreyer BSc Geology, MAusIMM(CP)
Corporate Development Geologist
Rio Alto Mining Limited